Exhibit 99.1

May 23, 2014

FILED BY SEDAR

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of
Government Services and Lands
Prince Edward Island Securities Office
Securities Registry Northwest Territories
Department of Community Services – Government of Yukon
Department of Justice – Government of Nunavut
Autorité des marches financiers

Dear Sirs/Mesdames:

RE:           New Gold Inc. (“Company”)

The enclosed technical report entitled “Capoose Gold-Silver Project NI 43-101 Technical Report, Omineca Mining Division, British Columbia, Canada”, dated May 23, 2014 effective December 31, 2013, is being filed by the Company on a voluntary basis as contemplated under section 4.2 (12) of the Companion Policy to National Instrument 43-101. The report is being filed by the Company to provide updated drilling, technical and geologic information for the Capoose Gold-Silver Project and is not filed as the result of a requirement of National Instrument 43-101.

Yours truly,
New Gold Inc.

'Lisa Damiani'

Lisa Damiani
Vice President, General Counsel
and Corporate Secretary

New Gold Inc. Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, BC V7X 1M9   T  +1 604 696 4100  F  +1 604 696 4110
www.newgold.com